Prudential World Fund, Inc.
Prudential Emerging Markets Debt Local Currency Fund

AMENDMENT TO SUBADVISORY AGREEMENT

Amendment to Subadvisory Agreement made this 1st day of October, 2016, between Prudential Investments LLC (the Manager) and PGIM, Inc. (PGIM) (formerly known as Prudential Investment Management, Inc. (PIM)).

WHEREAS the Manager and PGIM have mutually agreed to revise Schedule A of the Subadvisory Agreement, in order to reduce the subadvisory fee rate pursuant to which the Manager compensates PGIM for the services provided by PGIM to the Prudential Emerging Markets Debt Local Currency Fund under the Subadvisory Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1. The subadvisory fee rate schedule appearing in Schedule A is hereby deleted in its entirety, and is replaced with the following new subadvisory fee rate schedule:

0.45% on average daily net assets up to $200 million;
0.40% on average daily net assets over $200 million to $3 billion;
0.38 % on average daily net assets over $3 billion to $5 billion;
0.375% on average daily net assets over $5 billion to $10 billion;
0.37% on average daily net assets over $10 billion.

2. The Subadvisory Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENTS LLC

By: /s/ Scott E. Benjamin
Scott E. Benjamin, Executive Vice President

PGIM, INC.

By: /s/ Steven B. Saperstein
Steven B. Saperstein, Vice President